Exhibit 99.1

The table below sets forth the date, quantity, weighted-average price and range of price paid per share of Common Stock of Republic Services, Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the time specified.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
8/1/2014	714,022	$37.7559	$37.6650 - $37.9550
7/31/2014	746,431	$37.8931	$37.7950 - $38.0500
7/30/2014	756,595	$37.7914	$37.5700 - $37.9700
7/29/2014	1,277,542	$37.7163	$37.5150 - $37.8000
7/28/2014	255,730	$37.2267	$36.9850 - $37.3000
6/30/2014	260,000	$37.9071	$37.7250 - $38.0000